SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Intevac, Inc.

(Name of applicant)

3560 Bassett Street

Santa Clara, California 95054
(Address of principal executive offices)

Securities to be issued under the indenture to be qualified

Title of Class	Amount

6 1/2% Convertible Subordinated Notes due 2009	Up to $18,000,000 principal amount

      Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

Name and address of agent for service:	With copies sent to:
Kevin Fairbairn Intevac, Inc. 3560 Bassett Street Santa Clara, California 95054 (408) 986-9888	Herbert P. Fockler, Esq. Michael A. Occhiolini, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304

      The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

GENERAL

1.     General Information.

      (a) The Applicant is a corporation.

      (b) The Applicant is organized under the laws of the State of California.

2.     Securities Act Exemption Applicable.

      Pursuant to the terms set forth in the offering circular dated May 8, 2002 (the “Offering Circular”), a copy of which is filed as Exhibit T3E(1) hereto, and the related letter of transmittal, a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Offering Circular, constitutes the “Exchange Offer”), Intevac, Inc. (“Intevac” or the “Applicant” or the “Company”) has proposed to exchange up to $18,000,000 of its 6 1/2% Convertible Subordinated Notes due 2004 (the “Existing Notes”) for (a) $2,000 in cash (the “Cash Payment”), (b) 250 warrants, each warrant to purchase one share of Intevac’s common stock, no par value, at an exercise price equal $7.50 per share (the “Warrants”), and (c) $1,000 principal amount of 6 1/2% Convertible Notes due 2009 (the “New Notes” and, together with the Warrants and the Cash Payment, the “Exchange Consideration”), for each $5,000 principal amount of Existing Notes tendered. We will pay interest on the Existing Notes that are tendered and accepted for exchange that has accrued to the date of completion of the exchange. If more than $18,000,000 principal amount of Existing Notes is submitted under the Exchange Offer, we will select the Existing Notes to be exchanged pro rata, disregarding fractions, according to the number of Existing Notes tendered by each holder of Existing Notes and any Existing Notes tendered but not so selected shall remain outstanding upon completion of the Exchange Offer. The Exchange Offer is conditioned on at least $9,000,000 principal amount of Existing Notes being tendered in the Exchange Offer. The New Notes are to be issued under the indenture to be qualified hereby (the “Indenture”). Intevac will extend the Exchange Offer to all holders of its outstanding Existing Notes.

      As the Exchange Consideration is proposed to be offered for by Intevac to holder of its Existing Notes exclusively and solely in exchange for outstanding Existing Notes, the issuance of the New Notes and the Warrants by Intevac to the holders participating in the Exchange Offer is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. Intevac will not make any sales of the New Notes or Warrants (i) other than pursuant to the terms of the Exchange Offer, or (ii) by or through an underwriter at or about the same time as the Exchange Offer. No consideration has been or will be given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the Existing Notes. No holder of the outstanding Existing Notes has made or will be requested to make any cash payment to Intevac in connection with the Exchange Offer.

AFFILIATIONS

3.     Affiliates.

      The following table lists (i) the name of each director and executive officer of Intevac, some of whom may be deemed to be affiliates of Intevac by virtue of their positions, and persons owning more than 10% of the voting securities of Intevac, some of whom may be deemed affiliates by virtue of their ownership of such voting securities, and (ii) the percentage of voting securities of Intevac owned by such persons.

Percentage of Voting
Name	Securities Owned(3)(4)

Norman H. Pond(1)(5)	9.0%
Kevin Fairburn(1)	*
Verle Aebi(1)(6)	*
Charles B. Eddy III(1)(7)	1.4%
Edward Durbin(1)(2)(8)	46.8%
Robert D. Hempstead(1)(9)	1.1%
David N. Lambeth(1)(10)	*
H. Joseph Smead(1)(2)(11)	46.7%
Foster City LLC(2)	46.4%

*	Less than 1%

(1)	Director and/or Executive Officer — See Item 4.

(2)	Principal Owner of Voting Securities — See Item 5.

(3)	Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

(4)	Percentage of voting securities owned is based upon the 12,060,003 shares of Common Stock that were outstanding on April 26, 2002. For each individual, this percentage includes shares of Common Stock that such individual has the right to acquire beneficial ownership either currently or within 60 days of April 26, 2002, including, but not limited to, upon the exercise of an option or conversion of convertible debt; however, such Common Stock is not considered outstanding for the purpose of computing the percentage owned by any other individual as required by General Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

(5)	Includes 818,100 shares held by the Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80; 37,500 shares plus 60,363 shares issuable upon conversion of Existing Notes, both held by the Pond 1996 Charitable Remainder Unitrust, the trustees of which are Norman Hugh Pond and Natalie Pond; options exercisable for 163,333 shares of Common Stock outstanding under the Company’s 1995 Plan and 11,879 shares issuable upon conversion of Existing Notes.

(6)	Includes options exercisable for 40,399 shares of Common Stock under the 1995 Plan.

(7)	Includes 84,141 shares held by the Eddy Family Trust DTD 02/09/00, whose trustees are Charles Brown Eddy III and Melissa White Eddy, options exercisable for 70,466 shares of Common Stock under the 1995 Plan and 2,424 shares issuable upon the conversion of Existing Notes.

(8)	Includes options exercisable for 32,500 shares of Common Stock under the 1995 Plan, 47,515 shares issuable upon conversion of Existing Notes and 5,600,000 shares held by Foster City LLC. Mr. Durbin is a director of the Company and a managing member of Foster City. Mr. Durbin disclaims beneficial ownership in the shares of Common Stock held by Foster City except to the extent of his pecuniary interest therein arising from his interest in Foster City.

(9)	Includes options exercisable for 134,999 shares of Common Stock under the 1995 Plan.

(10)	Includes options exercisable for 45,000 shares of Common Stock under the 1995 Plan.

(11)	Includes options exercisable for 22,500 shares of Common Stock under the 1995 Plan and 5,600,000 shares held by Foster City LLC. Dr. Smead is a director of the Company and a managing member of Foster City. Dr. Smead disclaims beneficial ownership in the shares of Common Stock held by Foster City except to the extent of his pecuniary interest therein arising from his interest in Foster City.

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers.

      The following table lists the name of each director and executive officer of Intevac and the office or offices held by each such person. The address of each person listed below is c/o Intevac, Inc., 3560 Bassett Street, Santa Clara, California 95054.

Name	Office

Norman H. Pond	Chairman of the Board
Kevin Fairburn	President, Chief Executive Officer and Director
Verle Aebi	President of Photonics Division
Charles B. Eddy III	Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Edward Durbin	Director
Robert D. Hempstead(1)	Director
David N. Lambeth(1)(2)	Director
H. Joseph Smead(2)	Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

5.     Principal Owners of Voting Securities.

      The following table lists as of April 26, 2002 (i) the names of persons owning 10 percent or more of the voting securities of Intevac, (ii) the title of the classes of voting securities of Intevac owned by such persons, (iii) the amount of voting securities of Intevac owned by such persons, and (iv) the percentages of voting securities of Intevac owned by such persons.

			Col. D
	Col. B		Percentage of
Col. A	Title of	Col. C	Voting Securities
Name and Complete Mailing Address	Class Owned	Amount Owned(1)	Owned(2)

Foster City LLC	Common Stock	5,600,000	46.4%
395 Mill Creek Circle Vail, CO 81657
Ed Durbin(3)	Common Stock	5,682,015	46.8%
c/o Intevac, Inc. 3560 Bassett Street, Santa Clara, California 95054
H. Joseph Smead(4)	Common Stock	5,637,683	46.7%
c/o Intevac, Inc. 3560 Bassett Street, Santa Clara, California 95054

(1)	Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock. The number of shares owned includes Common Stock of which such individual has the right to acquire beneficial ownership either currently or within 60 days after April 26, 2002, including, but not limited to, upon the exercise of an option or conversion of convertible debt.

(2)	Percentage of beneficial ownership is based upon the 12,060,003 shares of Common Stock that were outstanding on April 26, 2002. For each individual, this percentage includes shares of Common Stock of which such individual has the right to acquire beneficial ownership either currently or within 60 days of April 26, 2002, including, but not limited to, upon the exercise of an option or conversion of convertible debt; however, such Common Stock is not considered outstanding for the purpose of computing the percentage owned by any other individual as required by General Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

(3)	Includes options exercisable for 32,500 shares of Common Stock under the 1995 Plan, 47,515 shares issuable upon conversion of Existing Notes and 5,600,000 shares held by Foster City LLC. Mr. Durbin is a director of the Company and a managing member of Foster City. Mr. Durbin disclaims beneficial ownership in the shares of Common Stock held by Foster City except to the extent of his pecuniary interest therein arising from his interest in Foster City.

(4)	Includes options exercisable for 22,500 shares of Common Stock under the 1995 Plan and 5,600,000 shares held by Foster City LLC. Dr. Smead is a director of the Company and a managing member of Foster City. Dr. Smead disclaims beneficial ownership in the shares of Common Stock held by Foster City except to the extent of his pecuniary interest therein arising from his interest in Foster City.

UNDERWRITERS

6.     Underwriters.

      (a) Not applicable.

      (b) Not applicable.

CAPITAL SECURITIES

7.     Capitalization.

      (a) The capital stock and debt securities of Intevac as of April 26, 2002 were as follows:

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, no par value per share	50,000,000 shares	12,060,003 shares
Undesignated Preferred Stock, no par value per share	10,000,000 shares	0 shares
6 1/2% Convertible Subordinated Notes due 2004	$57,500,000	$37,545,000

      (b) The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Intevac’s board of directors has the authority to issue any undesignated shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions of the preferred stock including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the shareholders.

INDENTURE SECURITIES

8.     Analysis of Indenture Provisions.

      The New Notes will be issued under the terms of the Indenture to be entered into between Intevac and State Street Bank and Trust Company of California, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended, and the description is qualified in its entirety by reference to the copy of the Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

     (A) Events of Default; Withholding of Notice of Default.

      Each of the following is an Event of Default under the Indenture:

(1) default for 30 days in the payment when due of interest on the New Notes;

(2) default in payment when due of principal on the New Notes;

(3) default in the payment of the Change of Control Payment in respect of the New Notes on the Change of Control Payment Date, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(4) failure to provide timely notice of a Change of Control;

(5) failure for 60 days after notice to comply with any other covenants and agreements contained in the Indenture or the New Notes;

(6) Intevac or one of its subsidiaries defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by Intevac or any of its subsidiaries or the payment of which is guaranteed by Intevac or any of its subsidiaries, whether such indebtedness or guarantee now exists or is created after the date on which the exchange notes are first authenticated and issued, which default (A) is a payment default caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided for in such indebtedness (which failure continues beyond any applicable grace period) or (B) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $10 million or more;

(7) Intevac or one of its subsidiaries fails to pay final judgments aggregating in excess of $10 million, which judgments are not stayed within 60 days after their entry, other than any judgment as to which a reputable insurance company has accepted full liability; and

(8) certain events of bankruptcy or insolvency with respect to Intevac or any of its material subsidiaries.

      The trustee may withhold from holders of the New Notes notice of any continuing default or event of default if it determines that withholding notice is in their interest, except a default or event of default relating to the payment of principal or interest or premium.

     (B) Authentication and Delivery of Securities; Application of Proceeds.

      Pursuant to the Indenture, two Officers shall sign the Securities for the Company by manual or facsimile signature. If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid. A Security shall not be valid until authenticated by the manual signature of an authorized officer of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under the Indenture. Upon a written order of the Company signed by two Officers, the Trustee shall authenticate the Securities for original issue. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so.

      Because the Securities are being issued in exchange for the existing notes, there will be no cash proceeds from the issuance of the Securities.

     (C) Release of Collateral.

      The Securities are not secured by any assets of Intevac.

     (D) Satisfaction and Discharge.

      The Indenture shall cease to be of further effect (subject to certain exceptions) when all outstanding Securities theretofore authenticated and issued have been delivered to the Trustee for cancellation and the Company has paid all sums payable hereunder. Thereupon, the Trustee upon request of the Company, shall acknowledge in writing the discharge of the Company’s obligations under the Indenture.

(E)	Evidence to be Furnished to the Trustee of Compliance with Conditions and Covenants.

      Intevac shall deliver to the Trustee, within 120 days after the end of each fiscal year of Intevac, an Officers’ Certificate stating that a review of the activities of Intevac and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether Intevac has kept, observed, performed and fulfilled its obligations under, and complied with the covenants and conditions contained in, the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of such Officer’s knowledge Intevac has kept, observed, performed and fulfilled each and every covenant, and complied with the covenants and conditions contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which such Officer may have knowledge) and that to the best of such Officer’s knowledge no event has occurred and remains in existence by reason of which payments on account of the principal or of interest on the Securities are prohibited.

      One of the Officers signing such Officers’ Certificate shall be either the Company’s principal executive officer, principal financial officer or principal accounting officer.

      Intevac will, so long as any of the Securities are outstanding, deliver to the Trustee, forthwith upon becoming aware of:

(i) any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in this Indenture; or

(ii) any event of default under any other mortgage, indenture or instrument as that term is used in Section 8.01(f) of the Indenture, an Officers’ Certificate specifying such Default, Event of Default or default.

9.     Other Obligors.

      None.

      Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 8, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of State Street Bank and Trust Company of California, N.A., as Trustee under the Indenture.(1)

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of such Trustee:

Exhibit T3A	—	Amended and Restated Articles of Incorporation of Intevac, as amended.(2)

Exhibit T3B	—	By-Laws of Intevac.(3)

Exhibit T3C	—	The Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A., as Trustee.(4)

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	(1) Offering Circular dated as of May 8, 2002.(4)
(2) Letter of Transmittal accompanying the Offering Circular.(4)
(3) Letter to Clients.(4)
(4) Letter to Broker-Dealers.(4)
(5) Notice of Guaranteed Delivery.(4)
(6) Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(4)
(7) Press Release.(4)
(8) Investor Presentation.(4)

Exhibit T3F	—	Cross-reference sheet.(1)

(1) Filed herewith.

(2)	Incorporated by reference to Exhibit 3.1 to Intevac’s Registration Statement on Form S-1 (File No. 333-05531), filed with the Securities Exchange Commission on June 7, 1996.

(3)	Incorporated by reference to Exhibit 3.2 to Intevac’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002, filed on April 30, 2002.

(4)	Incorporated by reference to Intevac’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 8, 2002.

SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Intevac, Inc., a corporation organized and existing under the laws of California, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Santa Clara, and State of California, on the 8th day of May, 2002.

(SEAL)

INTEVAC, INC.

By:	/s/ KEVIN FAIRBURN

Name: Kevin Fairburn
Title: President and Chief Executive Officer

Attest:	/s/ CHARLES B. EDDY III

Name: Charles B. Eddy III

Title:	Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-1

STATEMENT OF ELIGIBILITY UNDER THE

TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)     ☑

State Street Bank and Trust Company of California,

National Association
(Exact name of trustee as specified in its charter)

United States	06-1143380
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

633 West 5th Street, 12th Floor, Los Angeles, California 90071

(Address of principal executive offices) (Zip Code)

Lynda A. Vogel, Senior Vice President and Managing Director

633 West 5th Street, 12th Floor, Los Angeles, California 90071
(213) 362-7399
(Name, address and telephone number of agent for service)

Intevac, Inc.

(Exact name of obligor as specified in its charter)

California	94-3125814
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3560 Bassett Street

Santa Clara, California 95054
(Address of principal executive offices) (Zip Code)

Exchange Notes

(Type of Securities)

GENERAL

Item 1.	General Information.

      Furnish the following information as to the trustee:

(a) Name and address of each examining or supervisory authority to which it is subject.

Comptroller of the Currency, Western District Office, 50 Fremont Street, Suite 3900, San Francisco, California, 94105-2292

(b) Whether it is authorized to exercise corporate trust powers.

Trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with Obligor.

      If the Obligor is an affiliate of the trustee, describe each such affiliation.

The obligor is not an affiliate of the trustee or of its parent, State Street Bank and Trust Company.

(See notes on page 2.)

Item 3. through Item 15.     Not applicable.

Item 16.	List of Exhibits.

      List below all exhibits filed as part of this statement of eligibility.

1. A copy of the articles of association of the trustee as now in effect.

A copy of the Articles of Association of the trustee, as now in effect, is on file with the Securities and Exchange Commission as an Exhibit with corresponding exhibit number to the Form T-1 of Western Digital Corporation, filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended (the “Act”), on May 12, 1998 (Registration No. 333-52463), and is incorporated herein by reference.

2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.

A Certificate of Corporate Existence (with fiduciary powers) from the Comptroller of the Currency, Administrator of National Banks is on file with the Securities and Exchange Commission as an Exhibit with corresponding exhibit number to the Form T-1 of Western Digital Corporation, filed pursuant to Section 305(b)(2) of the Act, on May 12, 1998 (Registration No. 333-52463), and is incorporated herein by reference.

3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2), above.

Authorization of the Trustee to exercise fiduciary powers (included in Exhibits 1 and 2; no separate instrument).

4. A copy of the existing by-laws of the trustee, or instruments corresponding thereto.

A copy of the by-laws of the trustee, as now in effect, is on file with the Securities and Exchange Commission as an Exhibit with corresponding exhibit number to the Form T-1 of Western Digital Corporation, filed pursuant to Section 305(b)(2) of the Act, on May 12, 1998 (Registration No. 333-52463), and is incorporated herein by reference.

5. A copy of each indenture referred to in Item 4. if the obligor is in default.

Not applicable.

6. The consents of United States institutional trustees required by Section 321(b) of the Act.

1

The consent of the trustee required by Section 321(b) of the Act is annexed hereto as Exhibit 6 and made a part hereof.

7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as Exhibit 7 and made a part hereof.

NOTES

      In answering any item of this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor or any underwriter for the obligor, the trustee has relied upon information furnished to it by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.

      The answer furnished to Item 2. of this statement will be amended, if necessary, to reflect any facts which differ from those stated and which would have been required to be stated if known at the date hereof.

SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, State Street Bank and Trust Company of California, National Association, a national banking association, organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, and State of California, on the May 1, 2002.

STATE STREET BANK AND TRUST COMPANY
OF CALIFORNIA, NATIONAL ASSOCIATION

By:	/s/ JONI D’AMICO

Name: Joni D’Amico
Title: Vice President

2

EXHIBIT 6

CONSENT OF THE TRUSTEE

      Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by Intevac, Inc. of its Exchange Notes we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

STATE STREET BANK AND TRUST COMPANY
OF CALIFORNIA, NATIONAL ASSOCIATION

By:	/s/ JONI D’AMICO

Name: Joni D’Amico
Title: Vice President

Dated: May 2, 2002

3

EXHIBIT 7

      Consolidated Report of Condition and Income for A Bank With Domestic Offices Only and Total Assets of Less Than $100 Million of State Street Bank and Trust Company of California, a national banking association duly organized and existing under and by virtue of the laws of the United States of America, at the close of business March 31, 2002, published in accordance with a call made by the Federal Deposit Insurance Corporation pursuant to the required law: 12 U.S.C. Section 324 (State member banks); 12 U.S.C. Section 1817 (State nonmember banks); and 12 U.S.C. Section 161 (National banks).

(Thousands of dollars)

ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	9,107
Interest-bearing balances	0
Securities	0
Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and its Edge subsidiary	0
Loans and lease financing receivables:
Loans and leases, net of unearned income	0
Allowance for loan and lease losses	0
Allocated transfer risk reserve	0
Loans and leases, net of unearned income and allowances	0
Assets held in trading accounts	0
Premises and fixed assets	7
Other real estate owned	0
Investments in unconsolidated subsidiaries	0
Customers’ liability to this bank on acceptances outstanding	0
Intangible assets	0
Other assets	1,482

Total assets	10,596

LIABILITIES
Deposits:
In domestic offices	0
Noninterest-bearing	0
Interest-bearing	0
In foreign offices and Edge subsidiary	0
Noninterest-bearing	0
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge subsidiary	0
Demand notes issued to the U.S. Treasury and Trading Liabilities	0
Other borrowed money	0
Subordinated notes and debentures	0
Bank’s liability on acceptances executed and outstanding	0
Other liabilities	4,773
Total liabilities	4,773

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	500
Surplus	750
Undivided profits and capital reserves/ Net unrealized holding gains (losses)	4,573
Cumulative foreign currency translation adjustments	0
Total equity capital	5,823

Total liabilities and equity capital	10,596

4

      I, John J. Saniuk, Vice President and Comptroller of the above named bank do hereby declare that this Report of Condition and Income for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

/s/ JOHN J. SANIUK

John J. Saniuk

      We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

/s/ ALAN D. GREENE

Alan D. Greene

/s/ BRYAN R. CALDER

Bryan R. Calder

/s/ LYNDA A. VOGEL

Lynda A. Vogel

5

EXHIBIT INDEX

Exhibit
Number

Exhibit T3A	—	Amended and Restated Articles of Incorporation of Intevac, as amended.(2)

Exhibit T3B	—	By-Laws of Intevac.(3)

Exhibit T3C	—	The Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A., as Trustee.(4)

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	(1) Offering Circular dated as of May 8, 2002.(4)
(2) Letter of Transmittal accompanying the Offering Circular.(4)
(3) Letter to Clients.(4)
(4) Letter to Broker-Dealers.(4)
(5) Notice of Guaranteed Delivery.(4)
(6) Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(4)
(7) Press Release.(4)
(8) Investor Presentation.(4)

Exhibit T3F	—	Cross-reference sheet.(1)

(1) Filed herewith.

(2)	Incorporated by reference to Exhibit 3.1 to Intevac’s Registration Statement on Form S-1 (File No. 333-05531), filed with the Securities Exchange Commission on June 7, 1996.

(3)	Incorporated by reference to Exhibit 3.2 to Intevac’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002, filed on April 30, 2002.

(4)	Incorporated by reference to Intevac’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 8, 2002.